UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 26, 2006

Behringer Harvard Mid-Term Value Enhancement Fund I LP
(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51292**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On January 26, 2006 Behringer Harvard Mid-Term Value Enhancement Fund I LP issued to Custodians and Pension Plan Trustees an annual notice of per unit valuation for its units of limited partnership interests. A copy of the notice is attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(c)   *Exhibits.*

99.1   Annual Notice of Per Unit Valuation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP

By: Behringer Harvard Advisors I LP
      Co-General Partner

    By: Harvard Property Trust LLC
        General Partner

Dated: February 1, 2006   By: /s/ Gerald J. Reihsen, III
            Gerald J. Reihsen, III
            Executive Vice President –
            Corporate Development & Legal
            and Secretary

Exhibit 99.1

Behringer HARVARD
MID-TERM VALUE ENHANCEMENT FUND I LP

To: Custodian and Pension Plan Trustees

Re: Update on Behringer Harvard Mid-Term Value Enhancement Fund I LP
        Regarding 2005 Valuation

Date: January 26, 2006

This letter constitutes our notice of per unit valuation for Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership") units of limited partnership interest (the "Units"). Pursuant to the Partnership's Prospectus, for the first three full fiscal years following the February 2005 termination of the offering of Units, the value of the Units is deemed to be the offering price of $10 per Unit (ignoring purchase price discounts for certain categories of purchasers); provided, however, that if the Partnership has sold property and has made one or more special distributions to limited partners of all or a portion of the net proceeds from such sales, the deemed value per Unit will be equal to the $10 offering price less the amount of such net sales proceeds per Unit distributed to investors prior to the valuation date. No special distributions of net sales proceeds from the sale of Partnership property have been distributed to investors. Therefore, the value of the Units is deemed to be $10 per Unit.

There is no public trading market for the Units at this time, and there can be no assurance that investors would receive $10 per Unit if such a market did exist and they sold their Units or that they will be able to receive such amount for their Units in the future. Nor does this deemed value reflect the distributions that the limited partners would be entitled to receive if the Partnership's properties were sold and the sale proceeds were distributed in a liquidation of the Partnership. Such a distribution upon liquidation is likely to be less than $10 per Unit primarily due to the fact that the funds initially available for investment in properties were reduced from the gross offering proceeds in order to pay selling commissions and dealer manager fees, organization and offering expenses, and acquisition and advisory fees. The Partnership does not currently anticipate obtaining appraisals for the properties it has acquired, and accordingly, the deemed values should not be viewed as an accurate reflection of the fair market value of those properties, nor do they represent the amount of net proceeds that would result from an immediate sale of those properties.

For more detailed information, please refer to the Partnership's public filings with the Securities and Exchange Commission, including the Form 10-K to be filed later this year. You can find the filings at the Partnership's website, www.bhfunds.com, or www.sec.gov.

All of us at the Partnership appreciate the important role you play as Custodian or Pension Plan Trustee in helping provide unparalleled service to our investors. If you have any questions, please feel free to contact our Investor Services Department at (866) 655-3600.

Sincerely,

BEHRINGER HARVARD ADVISORS I LP
General Partner



Gary S. Bresky
Chief Financial Officer